EXHIBIT 99.3

Hydrogenics Corporation

Second Quarter 2016

Condensed Interim Consolidated Financial Statements

2016 Q2 Condensed Interim Consolidated Financial Statements	Page 1

Hydrogenics Corporation

Hydrogenics Corporation

Condensed Interim Consolidated Balance Sheets

(in thousands of US dollars)

(unaudited)

	June 30, 2016	December 31, 2015

Assets
Current assets
Cash and cash equivalents	$11,579	$23,398
Restricted cash	1,023	971
Trade and other receivables (note 4)	10,573	10,419
Inventories	17,469	14,270
Prepaid expenses	814	428
	41,458	49,486
Non-current assets
Restricted cash	506	532
Investment in joint venture (note 5)	2,040	1,951
Property, plant and equipment	3,302	3,049
Intangible assets	238	215
Goodwill	4,201	4,135
	10,287	9,882
Total assets	$51,745	$59,368

Liabilities
Current liabilities
Operating borrowings (note 7)	$-	$1,086
Trade and other payables	7,861	7,776
Financial liabilities	8,532	9,034
Warranty provisions (note 6)	1,659	2,255
Deferred revenue	9,841	10,146
	27,893	30,297
Non-current liabilities
Other non-current liabilities (note 8)	3,448	3,121
Non-current warranty provisions (note 6)	994	938
Non-current deferred revenue	4,129	4,764
	8,571	8,823
Total liabilities	36,464	39,120
Equity
Share capital (note 9)	365,922	365,824
Contributed surplus	19,156	18,964
Accumulated other comprehensive loss	(3,027)	(3,224)
Deficit	(366,770)	(361,316)
Total equity	15,281	20,248
Total equity and liabilities	$51,745	$59,368

Douglas S. Alexander Chair	David C. Ferguson Director

The accompanying notes form an integral part of these consolidated financial statements.

2016 Q2 Condensed Interim Consolidated Financial Statements	Page 2

Hydrogenics Corporation

Hydrogenics Corporation

Condensed Interim Consolidated Statements of Operations and Comprehensive Loss

(in thousands of US dollars, except share and per share amounts)

(unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
Revenues	$9,198	$7,368	$13,527	$14,899
Cost of sales	7,379	6,326	10,497	12,704
Gross profit	1,819	1,042	3,030	2,195

Operating expenses
Selling, general and administrative expenses (note 11)	3,106	2,579	5,354	5,158
Research and product development expenses (note 12)	1,445	1,039	2,568	2,061
	4,551	3,618	7,922	7,219

Loss from operations	(2,732)	(2,576)	(4,892)	(5,024)

Finance income (expenses)
Interest expense, net	(438)	(369)	(871)	(496)
Foreign currency gains (losses), net(1)	(142)	73	(178)	(763)
Gain (loss) from joint venture (note 5)	(4)	57	52	41
Other finance gains (losses) (note 13)	224	(885)	435	(885)
Finance loss, net	(360)	(1,124)	(562)	(2,103)

Loss before income taxes	(3,092)	(3,700)	(5,454)	(7,127)
Income tax expense	-	-	-	-
Net loss for the period	(3,092)	(3,700)	(5,454)	(7,127)

Items that may be reclassified subsequently to net loss
Exchange differences on translating foreign operations	(189)	185	197	(877)
Comprehensive loss for the period	$(3,281)	$(3,515)	$(5,257)	$(8,004)

Net loss per share
Basic and diluted (note 14)	$(0.25)	$(0.37)	$(0.43)	$(0.71)

(1)	For the three and six months ended June 30, 2016, respectively, a gain of $28 and a loss of $207 relates to foreign exchange on borrowings. For the three and six months ended June 30, 2015 respectively, a loss of $44 and a gain of $250 relates to foreign exchange on borrowings.

The accompanying notes form an integral part of these consolidated financial statements.

2016 Q2 Condensed Interim Consolidated Financial Statements	Page 3

Hydrogenics Corporation

Hydrogenics Corporation

Condensed Interim Consolidated Statements of Changes in Equity

(in thousands of US dollars, except share and per share amounts)

(unaudited)

	Common shares				Accumulated other
	Number	Amount	Contributed surplus	Deficit	comprehensive loss(1)	Total equity
Balance at December 31, 2015	12,540,757	$365,824	$18,964	$(361,316)	$(3,224)	$20,248
Net loss	-	-	-	(5,454)	-	(5,454)
Other comprehensive income	-	-	-	-	197	197
Total comprehensive income (loss)	-	-	-	(5,454)	197	(5,257)
Issuance of common shares on vesting of preferred share units (note 10)	4,203	98	(98)	-	-	-
Stock-based compensation expense (note 10)	-	-	290	-	-	290
Balance at June 30, 2016	12,544,960	$365,922	$19,156	$(366,770)	$(3,027)	$15,281

	Common shares		Contributed		Accumulated other
	Number	Amount	surplus (note 2)	Deficit	comprehensive loss(1)	Total equity
Balance at December 31, 2014	10,090,325	$348,259	$18,927	$(349,602)	$(2,108)	$15,476
Net loss	-	-	-	(7,127)	-	(7,127)
Other comprehensive loss	-	-	-	-	(877)	(877)
Total comprehensive loss	-	-	-	(7,127)	(877)	(8,004)
Issuance of common shares on exercise of stock options (note 10)	2,050	16	(7)	-	-	9
Stock-based compensation expense (note 10)	-	-	294	-	-	294
Balance at June 30, 2015	10,092,375	$348,275	$19,214	$(356,729)	$(2,985)	$7,775

(1)	Accumulated other comprehensive loss represents currency translation adjustments.

The accompanying notes form an integral part of these consolidated financial statements.

2016 Q2 Condensed Interim Consolidated Financial Statements	Page 4

Hydrogenics Corporation

Hydrogenics Corporation

Condensed Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

(unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the period	(3,092)	$(3,700)	(5,454)	$(7,127)
(Increase) decrease in restricted cash	(223)	1,410	7	1,947
Items not affecting cash
Amortization and depreciation	184	149	356	310
Unrealized losses on hedging (note 13)	69	-	-	-
Warrants (note 13)	(285)	885	(416)	885
Unrealized foreign exchange (gains) losses	(17)	(261)	186	(257)
Unrealized (gain) loss on joint venture (note 5)	4	(58)	(52)	(41)
Accreted non-cash and unpaid interest and amortization of deferred financing fees	233	345	598	466
Stock-based compensation (note 10)	161	176	290	294
Stock-based compensation - RSUs and DSUs (note 10)	(76)	(90)	(106)	(234)
Net change in non-cash working capital (note 16)	(2,900)	(3,146)	(5,401)	(1,897)
Cash used in operating activities	(5,942)	(4,290)	(9,992)	(5,654)

Investing activities
Purchase of property, plant and equipment	(276)	(394)	(904)	(765)
Receipt of government funding	30	-	215	-
Purchase of intangible assets	(5)	(81)	(47)	(81)
Cash used in investing activities	(251)	(475)	(736)	(846)

Financing activities
Repayment of repayable government contributions	(55)	(110)	(109)	(110)
Proceeds of borrowings, net of transaction costs (note 8)	-	6,866	-	6,866
Repayment of operating borrowings	-	(2,151)	(1,076)	(2,151)
Proceeds of operating borrowings	-	1,671	-	3,822
Common shares issued	-	3	-	9
Cash provided by (used in) financing activities	(55)	6,279	(1,185)	8,436

Increase (decrease) in cash and cash equivalents during the period	(6,248)	1,514	(11,913)	1,936
Cash and cash equivalents - Beginning of period	17,770	6,207	23,398	6,572
Effect of exchange rate fluctuations on cash and cash equivalents held	57	295	94	(492)
Cash and cash equivalents - End of period	11,579	$8,016	11,579	$8,016

Supplemental disclosure
Interest paid	$204	$1	$204	$1

The accompanying notes form an integral part of these consolidated financial statements.

2016 Q2 Condensed Interim Consolidated Financial Statements	Page 5

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2016

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 1 - Description of Business

Hydrogenics Corporation and its subsidiaries (“Hydrogenics” or the “Corporation” or the “Company”) design, develop and manufacture hydrogen generation products based on water electrolysis technology, and fuel cell products based on proton exchange membrane (“PEM”) technology. The Company has manufacturing plants in Canada and Belgium, a satellite facility in Germany, and a branch office in Russia. Its products are sold throughout the world.

Hydrogenics is incorporated and domiciled in Canada. The address of the Company’s registered head office is 220 Admiral Boulevard, Mississauga, Ontario, Canada. The Company’s shares trade under the symbol “HYG” on the Toronto Stock Exchange and under the symbol “HYGS” on NASDAQ.

Note 2 - Basis of Preparation

These unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2016 have been prepared in accordance with International Accounting Standards (“IAS”) 34, “Interim financial reporting”. The disclosures contained in these unaudited condensed interim consolidated financial statements do not include all of the requirements of International Financial Reporting Standards (“IFRS”) for annual financial statements. The condensed interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2015, which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”). The unaudited condensed interim consolidated financial statements are based on accounting policies as described in the 2015 annual consolidated financial statements, except that effective January 1, 2016 the functional currency of the Company’s subsidiary located in Germany is now the euro which is the currency of the primary economic environment in which the subsidiary operates. In previous periods, the functional currency was the U.S. dollar. In the previously issued unaudited condensed interim financial statements for the three and six months ended June 30, 2015, the warrants issued in the second quarter of 2015 were classified as equity at issuance and recorded in contributed surplus. Consistent with the presentation adopted in the audited annual consolidated financial statements for the year ended December 31, 2015 these warrants have been represented as financial liabilities at June 30, 2015 in these interim financial statements.

On August 2, 2016, the Board of Directors authorized the condensed interim consolidated financial statements for issue.

Note 3 - Accounting Standards Issued But Not Yet Applied

In July 2014, the IASB issued a final version of IFRS 9, Financial Instruments, which replaces IAS 39, Financial Instruments: Recognition and Measurement, and supersedes all previous versions of the standard. The standard introduces a new model for the classification and measurement of financial assets and liabilities, a single expected credit loss model for the measurement of the impairment of financial assets and a new model for hedge accounting that is aligned with a company’s risk management activities. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In May 2014, the IASB issued the final revenue standard, IFRS 15, Revenue from Contracts with Customers, which will replace IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfer of Assets from Customers, and SIC 31, Revenue - Barter Transactions Involving Advertising Services. The new standard provides a comprehensive five-step revenue recognition model for all contracts with customers and requires management to exercise significant judgment and make estimates that affect revenue recognition. In September 2015, the IASB deferred the effective date of the revenue standard to fiscal years beginning on or after January 1, 2018 and interim periods within that year. Earlier application is permitted. The Company is assessing the new standard to determine its impact on the Company’s consolidated financial statements.

2016 Q2 Condensed Interim Consolidated Financial Statements	Page 6

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2016

(in thousands of US dollars, except share and per share amounts)

(unaudited)

IFRS 16 Leases (“IFRS 16”) sets out the principles for the recognition, measurement, presentation an disclosure of leases for both parties to a contract, the customer (‘lessee’) and the supplier (‘lessor). This will replace IAS 17 Leases (“IAS 17”) and related Interpretations. IFRS 16 provides revised guidance on identifying a lease and for separating lease and non-lease components of a contract. IFRS 16 introduces a single accounting model for all lessees and requires a lessee to recognize right-of-use assets and lease liabilities for leases with terms of more than 12 months, unless the underlying asset is of low value, and depreciation of lease assets separately from interest on lease liabilities in the income statement. Under IFRS 16, lessor accounting for operating and finance leases will remain substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15 Revenue from Contracts with Customers. The Company’s contractual obligations in the form of operating leases under IAS 17 will then be reflected on the balance sheet resulting in an increase to both assets and liabilities upon adoption of IFRS 16, and changes to the timing of recognition of expenses associated with the lease arrangements. The Company is assessing the new standard to determine its impact on the Company’s consolidated financial statements.

Note 4 - Trade and Other Receivables

	June 30, 2016	December 31, 2015
Trade accounts receivables	$2,471	$2,314
Less: Allowance for doubtful accounts	(131)	(127)
Net trade accounts receivable	2,340	2,187
Accrued receivables	7,114	6,450
Other receivables	1,119	1,782
Total receivables	$10,573	$10,419

Included in accrued receivables is $5,358 relating to receivables which are to be billed according to progress based, specified payment schedules, typical with long term percentage of completion contracts. Management anticipates that $1,309 of this amount will not be billed within the next 12 months.

Note 5 – Investment in Joint Venture

On May 28, 2014, the Company entered into a joint arrangement with Kolon Water & Energy Co. Ltd., whereby the parties formed the joint venture Kolon Hydrogenics to launch and market potential businesses based on products and technologies produced by Hydrogenics for the Korean market. The Company has a 49% equity position in Kolon Hydrogenics and shares joint control. The Board of Directors of the joint venture has four directors consisting of two nominees from each of Hydrogenics and Kolon Water and Energy and all resolutions are adopted by an affirmative vote of two thirds. The Company accounts for this joint venture using the equity method in accordance with IFRS 11, “Joint Arrangements”.

2016 Q2 Condensed Interim Consolidated Financial Statements	Page 7

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2016

(in thousands of US dollars, except share and per share amounts)

(unaudited)

	June 30, 2016	June 30, 2015
Balance January 1,	$1,951	$2,150
Share in income (loss) of the joint venture	52	41
Foreign currency translation	37	(52)
Investment in joint venture at June 30,	$2,040	$2,139

Note 6 - Warranty Provisions

Changes in the Company’s aggregate warranty provisions are as follows:

	June 30, 2016	June 30, 2015
Balance January 1,	$3,193	$2,547
Additional provisions	436	549
Utilized during the period	(440)	(452)
Unused amounts reversed	(578)	(171)
Foreign currency translation	42	(153)
Total warranty provision at June 30,	2,653	2,320
Less current portion	(1,659)	(1,483)
Long-term warranty provision at June 30,	$994	$837

Note 7 - Lines of Credit and Bank Guarantees

At June 30, 2016, the Company’s subsidiary in Belgium (the “Borrower”) had a joint credit and operating line facility of €7,000. Under this facility, the Borrower may borrow up to 75% of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of €750; and may also borrow up to €1,250 for general business purposes, provided sufficient limit exists. Of this, €4,947 or approximately $5,458 was drawn as standby letters of credit and bank guarantees and €nil was drawn as an operating line. At June 30, 2016, the Company had availability of €2,053 or approximately $2,265 (December 31, 2015 - $2,356) under this facility for use as letters of credit and bank guarantees.

At June 30, 2016, the Company also had a Canadian credit facility for use only as letters of credit and bank guarantees of C$3,149 (US dollars - $2,421). At June 30, 2016, $nil was drawn as standby letters of credit and bank guarantees. At June 30, 2016, the Company had $2,421 (December 31, 2015 - $2,162) available under this facility.

2016 Q2 Condensed Interim Consolidated Financial Statements	Page 8

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2016

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 8 - Other Non-current Liabilities

Other non-current liabilities are as follows:

	June 30, 2016	December 31, 2015
Long-term debt - institutional (i)	$7,350	$7,140
Long-term debt - Province of Ontario (ii)	3,279	2,865
Non-current post-retirement benefit liabilities (iii)	293	288
Repayable government contributions (iv)	254	322
Total	11,176	10,615
Less current portion of long-term debt - institutional (due Nov 2016)(1)	(7,350)	(7,140)
Less current portion of repayable government contribution(1)	(206)	(192)
Less current portion of long-term debt - Province of Ontario(1)	(172)	(162)
Total other non-current liabilities	$3,448	$3,121

(1) The current portion is included within financial liabilities on the balance sheet.

(i)	Long-term debt – institutional

In the second quarter of 2015, the Company entered into a loan agreement with a syndicate of lenders for an 18 month facility of $7,500. The amortized cost of this loan at June 30, 2016 was $7,350. Included with this loan agreement was the issuance of 250,000 warrants to the lenders which are reflected as financial liabilities on the balance sheet. The loan charges interest at an annual rate of 11%. Total financing fees included in the amortized cost of the loan at inception were $634.

(ii)	Long-term debt - Province of Ontario

In 2011, the Company entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development and Trade, Strategic Jobs and Investment Fund for funding up to C$6,000. Each draw on the loan is calculated based on 50% of eligible costs to a maximum of C$1,500 per disbursement. Eligible costs had to be incurred between October 1, 2010 and September 30, 2015.

After this five-year period, the loan bears interest at a rate of 3.67% and will require repayment at a rate of 20% per year of the outstanding balance for the five years subsequent to the sixth anniversary of the first disbursement. There is no availability remaining under this facility at June 30, 2016.

The loan is collateralized by a general security agreement covering assets of Hydrogenics Corporation. Additionally, the Corporation is required to maintain a minimum balance of cash in Canadian dollars in a Canadian financial institution at all times. The Company was in compliance with this covenant at June 30, 2016.

2016 Q2 Condensed Interim Consolidated Financial Statements	Page 9

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2016

(in thousands of US dollars, except share and per share amounts)

(unaudited)

	June 30, 2016	June 30, 2015
At January 1,	$2,865	$2,922
Interest accretion during the period	229	225
Foreign currency translation	185	(186)
At June 30,	$3,279	$2,961

(iii)	Post-retirement benefit liabilities

The liability at June 30, 2016 relates to defined contribution pension plans in Belgium and is payable in euros. Applicable law states that in the context of defined contribution plans, the employer must guarantee a minimum return of 3.75% on employee contributions and 3.25% on employer contributions. The minimum guaranteed return for defined contributions plans in Belgium results in the employer being exposed to financial risk for the legal obligation to pay further contributions if the fund does not hold sufficient assets to meet the minimum guaranteed return.

There were no actuarial remeasurements during the three and six months ended June 30, 2016.

(iv)	Repayable government contributions

The present value of the repayable government obligation at June 30, 2016 was $254 (June 30, 2015 - $438), including the current portion of $206 (June 30, 2015 - $208), which was included in trade and other payables.

The change in carrying value of this liability at June 30 was as follows:

	2016	2015
At January 1,	$322	$553
Repayments during the period	(109)	(110)
Interest accretion during the period	21	36
Foreign currency translation	20	(41)
At June 30,	$254	$438
Less current portion	(206)	(208)
At June 30,	$48	$230

2016 Q2 Condensed Interim Consolidated Financial Statements	Page 10

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2016

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 9 - Share Capital

Common shares

The authorized share capital of the Company consists of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares in series, with no par value.

	2016		2015
	Number	Amount	Number	Amount
Balance at January 1,	12,540,757	$365,824	10,090,325	$348,259
Stock options exercised (note 10)	-	-	2,050	16
Issuance of common shares on vesting of performance share units (note 10)	4,203	98	-	-
At June 30,	12,544,960	$365,922	10,092,375	$348,275

Note 10 – Stock-Based Compensation

Under the Company’s previous Stock Option Plan, 248,816 stock options were outstanding at June 30, 2016. No further stock options may be issued under this plan.

Of the 1,002,069 shares available under the Omnibus Incentive Plan, to be issued as stock options, RSUs and PSUs, 380,224 have been granted as stock options, 52,483 have been granted as RSUs and 199,772 have been granted as PSUs all of which were outstanding at June 30, 2016 except for 4,203 PSUs which vested in the period. The Corporation has 369,590 of share units available for issue as stock options, RSUs and PSUs under the Omnibus Incentive Plan at June 30, 2016.

Stock options

A summary of the Company’s stock option plans for the six months ended June 30, 2016 and 2015 is as follows:

	2016		2015
	Number of shares	Weighted average exercise price C$	Number of shares	Weighted average exercise price C$
Outstanding, beginning of period	536,174	$7.97	481,403	$6.99
Granted	96,056	10.53	56,821	16.14
Expired	(3,190)	84.25	-	-
Exercised	-	-	(2,050)	5.56
Outstanding, end of period	629,040	$7.97	536,174	$7.97

During the six months ended June 30, 2016, nil (2015 – 2,050) stock options were exercised resulting in cash proceeds of $nil (2015 - $16), an increase in equity of $nil (2015 - $9) with an offset to contributed surplus of $nil (2015 - $7).

2016 Q2 Condensed Interim Consolidated Financial Statements	Page 11

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2016

(in thousands of US dollars, except share and per share amounts)

(unaudited)

During the six months ended June 30, 2016, 96,056 (2015 - 56,821) stock options were granted with an average fair value of C$6.12 per option (2015 - C$8.77). All options are for a term of ten years from the date of grant and vest over four years unless otherwise determined by the Board of Directors. The fair value of the stock options was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	2016	2015
Risk-free interest rate	0.87%	0.88%
Expected volatility	65%	63.1%
Expected life in years	6	5
Expected dividend	Nil	Nil

Expected volatility was determined using the historical volatility for the Company’s share price for the five years prior to the date of grant, as this is the expected life of the stock options.

Stock-based compensation expense for the six months ended June 30, 2016, related to stock options, was $152 (six months ended June 30, 2015 - $130) and was included in selling, general and administrative expenses with an offsetting increase to contributed surplus.

Restricted Share Units (“RSUs”)

The Company grants RSUs to certain employees. The RSUs will be settled in the Company’s shares. The cost of the Company’s RSUs is charged to selling, general and administrative expenses using the graded vesting method. RSU’s vest three years from grant date. The fair value of each grant of RSUs is the fair value of the Company’s share price on the date of grant. The resulting compensation expense, based on the fair value of the awards granted is charged to income over the period the employees unconditionally become entitled to the award, with a corresponding increase to contributed surplus.

During the six months ended June 30, 2016, 52,483 (2015 - nil) RSUs were granted with an average fair value of C$10.53 per unit (2015 - C$nil). All RSUs are for a term of three years from the date of grant, with vesting occurring at the end of the three years.

	2016	2015
Balance at January 1,	-	-
RSUs issued	52,483	-
At June 30,	52,483	-

Stock-based compensation expense for the six months ended June 30, 2016, related to RSUs, was $34 (six months ended June 30, 2015 - $nil).

Performance Share Units (“PSUs”)

The Company grants PSUs to certain employees. The PSUs will be settled in the Company’s shares. The cost of the Company’s PSUs is charged to selling, general and administrative expenses using the graded vesting method. The fair value of the vested share units is the fair value of the Company’s share price on the date of grant. The resulting compensation expense, based on the fair value of the awards granted, excluding the impact of any non-market service and performance vesting conditions, is charged to income over the period the employees unconditionally become entitled to the award, with a corresponding increase to contributed surplus.

2016 Q2 Condensed Interim Consolidated Financial Statements	Page 12

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2016

(in thousands of US dollars, except share and per share amounts)

(unaudited)

During the six months ended June 30, 2016, nil PSUs were granted with a fair value of C$nil (six months ended June 30, 2015 – 32,670 units with a fair value of $527).

A summary of the Company’s PSU activity is as follows:

	2016	2015
Balance at January 1,	199,772	192,320
PSUs vested	(4,203)	-
Forfeited	-	(25,218)
PSUs issued	-	32,670
At June 30,	195,569	199,772

Stock-based compensation expense for the six months ended June 30, 2016, related to PSUs, was $104 (six months ended June 30, 2015 - $164) and was included in selling, general and administrative expenses with an offsetting increase to contributed surplus.

Deferred Share Units (“DSUs”)

The Company has a deferred share unit plan for directors. Compensation cost for DSUs granted under the DSU plan is recorded as an expense with a corresponding increase in accrued liabilities and is measured at fair value. The DSU liability is marked-to-market as a fair value adjustment each reporting period with the offset recorded in selling, general and administrative expenses.

A summary of the Company’s DSU activity is as follows:

	2016		2015
	Number	Amount	Number	Amount
Balance at January 1,	83,628	$746	87,850	$1,168
DSU compensation expense	9,453	70	5,437	57
DSU fair value adjustments	-	(176)	-	(291)
At June 30,	93,081	$640	93,287	$934

For the six months ended June 30, 2016, the Company recognized $70 (six months ended June 30, 2015 - $57) as expense for the issue of new DSUs and a recovery of ($176), (six months ended June 30, 2015 - recovery of $291) for the fair value adjustment on the liability.

The DSU liability at June 30, 2016 of $640 (2015 - $934) was included in trade and other payables. DSUs vest immediately on the date of issuance.

2016 Q2 Condensed Interim Consolidated Financial Statements	Page 13

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2016

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Summary of stock-based compensation expense (recovery)

	2016	2015
Stock-based compensation expense - stock options	$152	$130
Stock-based compensation expense - performance share units	104	164
Stock-based compensation expense – restricted share units	34	-
Deferred share unit - new issuance	70	57
Deferred share unit - mark-to-market adjustment	(176)	(291)
At June 30,	$184	$60

Note 11 – Selling, General and Administrative Expenses

Included in selling, general and administrative expenses for the six months ended June 30, 2016 is a credit of $470 relating to the reversal of an indemnification liability that had been set up associated with an acquisition in 2004.

Note 12 - Research and Product Development Expenses

Research and product development expenses are recorded net of non-repayable third party program funding received or receivable. For the three and six months ended June 30, 2016 and 2015, research and product development expenses and non-repayable program funding, which have been received or receivable, are as follows:

Three months ended June 30,	2016	2015
Research and product development expenses	$2,106	$1,713
Government research and product development funding	(661)	(597)
Development costs capitalized	-	(77)
Total	$1,445	$1,039

Six months ended June 30,	2016	2015
Research and product development expenses	$3,549	$3,384
Government research and product development funding	(981)	(1,246)
Development costs capitalized	-	(77)
Total	$2,568	$2,061

2016 Q2 Condensed Interim Consolidated Financial Statements	Page 14

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2016

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 13 - Other Finance Gains and Losses, Net

Components of other finance gains and losses, net are as follows:

Three months ending June 30,	2016	2015
Foreign exchange contracts - fair market value adjustment on settled held for trading financial instruments	$8	$-
Foreign exchange contracts - fair market value adjustment on unsettled held for trading financial instruments	(69)	-
Warrants	285	(885)
Total	$224	$(885)

Six months ending June 30,	2016	2015
Foreign exchange contracts - fair market value adjustment on settled held for trading financial instruments	$19	$-
Foreign exchange contracts - fair market value adjustment on unsettled held for trading financial instruments	-	-
Warrants	416	(885)
Total	$435	$(885)

Note 14 - Net Loss Per Share

The loss per share for the periods ended June 30, 2016 and 2015 was as follows:

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Net loss	$(3,092)	$(3,700)	$(5,454)	$(7,127)
Weighted average number of common shares outstanding – basic and diluted	12,541,080	10,091,498	12,540,919	10,090,992
Net loss per share – basic and diluted	$(0.25)	$(0.37)	$(0.43)	$(0.71)

No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net loss per share, as their impact would be anti-dilutive.

2016 Q2 Condensed Interim Consolidated Financial Statements	Page 15

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2016

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 15 - Related Party Transactions

In the normal course of operations, the Company subcontracts certain manufacturing functions to a company owned by a family member of an executive officer and Director of the Company. During the three and six months ended June 30, 2016, Hydrogenics made purchases of $88 and $159 (2015 - $29 and $39) from this related company. At June 30, 2016, the Company had an accounts payable balance due to this related party of $82 (2015 - $28).

The Company holds an equity investment in the joint venture Kolon Hydrogenics. During the three and six months ended June 30, 2016, the Company had sales to the joint venture of $nil (2015 - $nil), and at the end of June 30, 2016 the Company had a receivable of $359 (2015 - $1,236) owing from the joint venture.

All related party transactions involve the parent company. There are no related party transactions to disclose for the Company’s subsidiaries.

Note 16 - Consolidated Statements of Cash Flows

Components of the net change in non-cash working capital are as follows:

Three months ended June 30,	2016	2015
Decrease (increase) in current assets
Trade and other receivables	$(195)	$131
Inventories	538	(1,188)
Prepaid expenses	(226)	(59)
Increase (decrease) in current liabilities
Trade and other payables, including warranty provision	(924)	(917)
Deferred revenue	(2,093)	(1,113)
Total	$(2,900)	$(3,146)

Six months ended June 30,	2016	2015
Decrease (increase) in current assets
Trade and other receivables	$34	$1,223
Inventories	(2,978)	(654)
Prepaid expenses	(384)	(40)
Increase (decrease) in current liabilities
Trade and other payables, including warranty provision	(1,103)	(3,608)
Deferred revenue	(970)	1,182
Total	$(5,401)	$(1,897)

2016 Q2 Condensed Interim Consolidated Financial Statements	Page 16

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2016

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 17 – Commitments and Contingencies

Forgivable loan facility

In November 2014, Hydrogenics entered into an agreement with the Independent Electricity System Operators (“IESO”) to provide a 2MW Power-to-Gas storage unit to the Province of Ontario. It is anticipated that the unit will be shipped in 2017. Hydrogenics will receive a total of C$2,950, paid in equal monthly instalments, in return for IESO’s use of the energy storage solution over the three-year period.

In order to partially fund the development of the unit, Hydrogenics and the Province of Ontario, through the Ministry of Research and Innovation (“MRI”), negotiated a forgivable loan facility from the Innovation Demonstration Fund Program (“IDF”). The loan bears interest at 3.23%, is expected to mature on June 30, 2020 and the principal and interest are forgivable upon the satisfaction of certain criteria. Under the terms of the loan agreement, the government has committed to fund up to C$4,000 through a forgivable loan, to be funded at 50% of eligible costs incurred on the project. The total cost of the energy storage solution is expected to be C$8,000, of which C$1,960 of the costs will be funded by Hydrogenics, C$2,040 will be funded by Enbridge and the remaining C$4,000 from the forgivable loan. The project completion date is expected to be March 31, 2017.

The forgiveness of the principal and interest on the loan is contingent on a final commercialization report satisfactory to MRI, indicating successful commissioning and verification of the operation of the multi-stack 2MW Power-to-Gas storage unit and demonstrated performance capabilities that would be deemed acceptable for ancillary service as per the IESO specifications. The forgivable loan has been accounted for as a government grant as management estimates there is reasonable assurance that the terms of forgiveness will be met.

At June 30, 2016, the Company has accumulated total costs in building the unit of $1,332 which have been classified as property, plant and equipment. The Company has received or accrued total funding of $638 under the IDF loan. The actual funding percentage varies from committed funding percentage due to foreign exchange translation. As of June 30, 2016, a total of $288 was accrued as funding receivables. The funding amounts have been recorded as a reduction to property, plant and equipment.

Note 18 - Segmented Financial Information

The Company’s two reportable segments include OnSite Generation and Power Systems. Segmentation is based on the internal reporting and organizational structure, taking into account the different risk and income structures of the key products and production processes of the Company. Where applicable, corporate and other activities are reported separately as Corporate and Other. OnSite Generation includes the design, development, manufacture and sale of hydrogen generation products. Power Systems includes the design, development, manufacture and sale of fuel cell products.

2016 Q2 Condensed Interim Consolidated Financial Statements	Page 17

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2016

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Financial information by reportable segment for the three and six months ended June 30, 2016 and 2015 was as follows:

Three months ended June 30, 2016	OnSite Generation	Power Systems	Corporate and Other	Total
Revenues from external customers	$7,679	$1,519	$-	$9,198
Gross profit	1,435	384	-	1,819
Selling, general and administrative expenses	785	1,246	1,075	3,106
Research and product development expenses	300	1,043	102	1,445
Segment loss	350	(1,905)	(1,177)	(2,732)
Interest expense, net	-	-	(438)	(438)
Foreign currency losses, net	-	-	(142)	(142)
Loss in joint venture	-	-	(4)	(4)
Other finance gains, net	-	-	224	224
Loss before income taxes	$350	$(1,905)	$(1,537)	$(3,092)

Total segment assets	$24,356	$17,779	$9,610	$51,745
Total segment liabilities (current and non-current)	$12,780	$15,026	$8,658	$36,464

Three months ended June 30, 2015	OnSite Generation	Power Systems	Corporate and Other	Total
Revenues from external customers	$4,501	$2,867	$-	$7,368
Gross profit	653	389	-	1,042
Selling, general and administrative expenses	598	975	1,006	2,579
Research and product development expenses	476	562	1	1,039
Segment loss	(421)	(1,148)	(1,007)	(2,576)
Interest expense, net	-	-	(369)	(369)
Foreign currency gains, net	-	-	73	73
Gain in joint venture	-	-	57	57
Other finance losses, net	-	-	(885)	(885)
Loss before income taxes	$(421)	$(1,148)	$(2,131)	$(3,700)

Total segment assets	$23,154	15,653	7,986	46,793
Total segment liabilities (current and non-current)	$13,635	15,678	9,705	39,018

2016 Q2 Condensed Interim Consolidated Financial Statements	Page 18

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2016

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Six months ended June 30, 2016	OnSite Generation	Power Systems	Corporate and Other	Total
Revenues from external customers	$9,421	$4,106	$-	$13,527
Gross profit	1,548	1,482	-	3,030
Selling, general and administrative expenses	1,516	2,179	1,659	5,354
Research and product development expenses	718	1,739	111	2,568
Segment loss	(686)	(2,436)	(1,770)	(4,892)
Interest expense, net	-	-	(871)	(871)
Foreign currency losses, net	-	-	(178)	(178)
Gain (loss) in joint venture	-	-	52	52
Other finance gains (losses), net	-	-	435	435
Loss before income taxes	$(686)	$(2,436)	$(2,332)	$(5,454)

Six months ended June 30, 2015	OnSite Generation	Power Systems	Corporate and Other	Total
Revenues from external customers	$7,836	$7,063	$-	$14,899
Gross profit	930	1,265	-	2,195
Selling, general and administrative expenses	1,233	1,895	2,030	5,158
Research and product development expenses	900	1,141	20	2,061
Segment loss	(1,203)	(1,771)	(2,050)	(5,024)
Interest expense, net	-	-	(496)	(496)
Foreign currency losses, net	-	-	(763)	(763)
Gain (loss) in joint venture	-	-	41	41
Other finance gains (losses), net	-	-	(885)	(885)
Loss before income taxes	$(1,203)	$(1,771)	$(4,153)	$(7,127)

Note 19 - Risk Management Arising From Financial Instruments

Fair value

The carrying value of cash and cash equivalents, restricted cash, trade and other receivables, and trade and other payables, financial assets and liabilities approximates their fair value given their short-term nature. The carrying value of the non-current liabilities approximates their fair value given the difference between the discount rates used to recognize the liabilities in the consolidated balance sheets and the market rates of interest is insignificant.

Fair value measurements recognized in the consolidated balance sheets must be categorized in accordance with the following levels:

(i)	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

2016 Q2 Condensed Interim Consolidated Financial Statements	Page 19

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2016

(in thousands of US dollars, except share and per share amounts)

(unaudited)

(ii)	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
(iii)	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value of the liabilities relating to the RSUs and DSUs is classified as Level 1. The fair value of the derivative assets/liabilities and warrants are classified as Level 2.

The Company has not transferred any financial instruments between Levels 1, 2, or 3 of the fair value hierarchy during the three and six months ended June 30, 2016.

Financial instruments are classified into one of the following categories: fair value through profit and loss; held-to-maturity; available-for-sale; loans and receivables; and other financial liabilities. The following table summarizes information regarding the carrying value of the Company’s financial instruments:

2016 Q2 Condensed Interim Consolidated Financial Statements	Page 20

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2016

(in thousands of US dollars, except share and per share amounts)

(unaudited)

	June 30, 2016	December 31, 2015
Cash and cash equivalents	$11,579	$23,398
Restricted cash	1,023	971
Restricted cash – non-current	506	532
Trade and other receivables	10,573	10,419
Items classified as loans and receivables	$23,681	$35,320
Trade and other payables	$7,861	$7,776
Current portion of long-term debt and repayable government contribution	7,728	7,494
Deferred share unit liability	640	746
Operating borrowings	-	1,086
Warrants	336	752
Non-current portion of long-term debt	3,107	2,702
Non-current portion of repayable government contributions	48	130
Post-retirement benefit liabilities	293	288
Derivative liability	-	42
Items classified as other financial liabilities	$20,013	$21,016

Foreign currency risk

Foreign currency risk arises because of fluctuations in exchange rates. The Company conducts a significant portion of its business activities in currencies other than the Company’s functional currency of US dollar and the euro functional currency of its European operations. This primarily includes Canadian dollar transactions at the parent company and US dollar transactions at the Company’s subsidiaries in Belgium and Germany.

The Company’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by converting foreign denominated financial assets into the applicable currency of the subsidiary to the extent practicable to match the obligations of its financial liabilities. The Company also periodically enters into foreign exchange forward contracts to limit its exposure to foreign currency rate fluctuations.

Financial assets and financial liabilities denominated in foreign currencies will be affected by changes in the exchange rate between the functional currency and these foreign currencies. This primarily includes cash and cash equivalents; trade and other receivables; trade and other payables and other long-term liabilities, which are denominated in foreign currencies.

As at June 30, 2016, the Company had no foreign exchange forward contracts.

2016 Q2 Condensed Interim Consolidated Financial Statements	Page 21

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2016

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 20 – Capital Management

The Company’s objective in managing capital is to ensure sufficient liquidity to pursue its growth strategy, fund research and product development, while at the same time, taking a conservative approach toward financial leverage and management of financial risk.

The Company’s primary uses of capital are to finance operations, increase non-cash working capital and capital expenditures. The Company currently funds these requirements from existing cash resources, cash raised through share issuances and long-term debt. The Company’s objectives when managing capital are to ensure the Company will continue to have enough liquidity so it can provide its products and services to its customers and returns to its shareholders. The Company monitors its capital on the basis of the adequacy of its cash resources to fund its business plan. In order to maximize the capacity to finance the Company’s ongoing growth, the Company does not currently pay a dividend to holders of its common shares.

The Company’s capital is composed of debt and shareholders’ equity as follows:

	June 30, 2016	December 31, 2015
Shareholders’ equity	$15,281	$20,248
Operating borrowings	-	1,086
Long-term debt (including current portion), and repayable government contributions	10,883	10,327
Total	26,164	31,661
Less Cash and cash equivalents and restricted cash	13,108	24,901
Total capital employed	$13,056	$6,760

2016 Q2 Condensed Interim Consolidated Financial Statements	Page 22